SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 28, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.

Report of independent accountants on special review
Quarter ended March 31, 2004
(A translation of the original report in Portuguese as filed with the Brazilian Securities
Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil).

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended March 31, 2004, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

April 30, 2004

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - March 31, 2004

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS’ REGISTER 76.535.764/0001-43
4 - NIRE 5.330.000.622-9

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 415-1901	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1237	13 - FAX 415-1315	14 - FAX
15 - E-MAIL ri@brasitelecom.com.br

01.03 - MARKET RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME CARLA CICO
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 415-1901	9 - TELEPHONE NUMBER	10 - TELEPHONE NUMBER	11 - TELEX
12 - AREA CODE 61	13 - FAX 415-1237	14 - FAX	15 - FAX
15 - E-MAIL ccico@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINING	8 - ENDING
01/01/2004	12/31/2004	1	01/01/2004	03/31/2004	4	10/01/2003	12/31/2003
9 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF TECHINICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF PAID CAPITAL

1 - QUANTITY OF SHARES (IN THOUSANDS)	2 - CURRENT QUARTER 03/31/2004	3 - PRIOR QUARTER 12/31/2003	4 - SAME QUARTER OF PRIOR YEAR 03/31/2003
PAID CAPITAL
1 - COMMON	249,597,050	249,597,050	249,597,050
2 - PREFERRED	300,118,295	295,569,090	295,569,090
3 - TOTAL	549,715,345	545,166,140	545,166,140
TREASURY SHARES
4 - COMMON	0	0	0
5 - PREFERRED	5,297,285	5,718,771	5,175,011
6 - TOTAL	5,297,285	5,718,771	5,175,011

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	AGO	04/19/2004	INTEREST ON SHAREHOLDERS’ EQUITY	05/03/2004	ON	0.0003894839
02	AGO	04/19/2004	INTEREST ON SHAREHOLDERS’ EQUITY	05/03/2004	PN	0.0003894839
03	AGO	01/30/2004	INTEREST ON SHAREHOLDERS’ EQUITY	-	ON	0.0003750775
04	AGO	01/30/2004	INTEREST ON SHAREHOLDERS’ EQUITY	-	PN	0.0003750775

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - ALTERATION DATE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF ALTERATION (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - ISSUED PRICE OF SHARES (In R$)
01	03/18/2004	3,401,245	28,148	CAPITAL RESERVE	4,549,205	0.0141499999

01.10 - MARKET RELATIONS DIRECTOR

1 - DATE 04/30/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2004	4 - 12/31/2003
1	TOTAL ASSETS	15,659,033	14,997,028
1.01	CURRENT ASSETS	5,054,217	3,918,130
1.01.01	CASH AND CASH EQUIVALENTS	2,283,092	1,413,334
1.01.02	CREDITS	1,904,706	1,850,940
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,904,706	1,850,940
1.01.03	INVENTORIES	7,461	8,042
1.01.04	OTHER	858,958	645,814
1.01.04.01	LOANS AND FINANCING	1,944	1,963
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	631,274	492,745
1.01.04.03	JUDICIAL DEPOSITS	117,979	40,363
1.01.04.04	OTHER ASSETS	107,761	110,743
1.02	NONCURRENT ASSETS	1,219,804	1,304,969
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	37,575	6,965
1.02.02.01	FROM ASSOCIATED COMPANIES	8,326	6,965
1.02.02.02	FROM SUBSIDIARIES	29,249	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,182,229	1,298,004
1.02.03.01	LOANS AND FINANCING	7,705	7,513
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	594,241	732,010
1.02.03.03	JUDICIAL DEPOSITS	403,044	417,610
1.02.03.04	INVENTORIES	16,815	19,053
1.02.03.05	OTHER ASSETS	160,424	121,818
1.03	PERMANENT ASSETS	9,385,012	9,773,929
1.03.01	INVESTMENTS	562,940	540,975
1.03.01.01	ASSOCIATED COMPANIES	97,485	97,485
1.03.01.02	SUBSIDIARIES	397,979	377,449
1.03.01.03	OTHER INVESTMENTS	67,476	66,041
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,248,741	8,632,200
1.03.03	DEFERRED CHARGES	573,331	600,754

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2004	4 - 12/31/2003
2	TOTAL LIABILITIES	15,659,033	14,997,028
2.01	CURRENT LIABILITIES	4,468,696	3,902,759
2.01.01	LOANS AND FINANCING	574,350	572,139
2.01.02	DEBENTURES	1,382,216	1,418,137
2.01.03	SUPPLIERS	1,001,880	896,789
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	473,962	457,139
2.01.04.01	INDIRECT TAXES	470,235	435,782
2.01.04.02	TAXES ON INCOME	3,727	21,357
2.01.05	DIVIDENDS PAYABLE	449,257	247,242
2.01.06	PROVISIONS	358,210	76,531
2.01.06.01	PROVISION FOR CONTINGENCIES	330,188	48,509
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	28,022
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	228,821	234,782
2.01.08.01	PAYROLL AND SOCIAL CHARGES	58,165	59,417
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	69,987	49,009
2.01.08.03	EMPLOYEE PROFIT SHARING	30,895	46,242
2.01.08.04	OTHER LIABILITIES	69,774	80,114
2.02	LONG-TERM LIABILITIES	4,624,243	4,422,381
2.02.01	LOANS AND FINANCING	2,194,440	1,735,563
2.02.02	DEBENTURES	910,000	910,000
2.02.03	PROVISIONS	829,861	1,125,894
2.02.03.01	PROVISION FOR CONTINGENCIES	360,896	647,826
2.02.03.02	PROVISION FOR PENSION PLAN	468,965	478,068
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	689,942	650,924
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,839	7,850
2.02.05.02	SUPPLIERS	1,574	860
2.02.05.03	INDIRECT TAXES	623,841	582,495
2.02.05.04	TAXES ON INCOME	26,632	26,491
2.02.05.05	OTHER LIABILITIES	25,082	25,254
2.02.05.06	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	8,571	9,044
2.05	SHAREHOLDERS’ EQUITY	6,557,523	6,662,844
2.05.01	CAPITAL	3,401,245	3,373,097
2.05.02	CAPITAL RESERVES	1,496,805	1,524,953
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	273,244	273,244
2.05.04.01	LEGAL	273,244	273,244
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,386,229	1,491,550

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2004 TO 03/31/2004	4 - FROM 01/01/2004 TO 03/31/2004	5 - FROM 01/01/2003 TO 03/31/2003	6 - FROM 01/01/2003 TO 03/31/2003
3.01	GROSS REVENUE	2,893,811	2,893,811	2,614,729	2,614,729
3.02	REVENUE DEDUCTIONS	(824,979)	(824,979)	(731,693)	(731,693)
3.03	NET REVENUE	2,068,832	2,068,832	1,883,036	1,883,036
3.04	COST OF SERVICES RENDERED	(1,308,704)	(1,308,704)	(1,162,770)	(1,162,770)
3.05	GROSS PROFIT	760,128	760,128	720,266	720,266
3.06	OPERATING INCOME (EXPENSES)	(844,053)	(844,053)	(818,172)	(818,172)
3.06.01	SELLING EXPENSES	(250,658)	(250,658)	(206,898)	(206,898)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(218,693)	(218,693)	(169,124)	(169,124)
3.06.03	FINANCIAL	(382,893)	(382,893)	(451,343)	(451,343)
3.06.03.01	FINANCIAL INCOME	97,301	97,301	71,447	71,447
3.06.03.02	FINANCIAL EXPENSES	(480,194)	(480,194)	(522,790)	(522,790)
3.06.04	OTHER OPERATING INCOME	347,847	347,847	58,753	58,753
3.06.05	OTHER OPERATING EXPENSES	(328,443)	(328,443)	(51,367)	(51,367)
3.06.06	EQUITY IN SUBSIDIARIES	(11,213)	(11,213)	1,807	1,807
3.07	OPERATING INCOME (LOSS)	(83,925)	(83,925)	(97,906)	(97,906)
3.08	NONOPERATING INCOME (EXPENSES)	(41,303)	(41,303)	(40,162)	(40,162)
3.08.01	REVENUES	6,535	6,535	15,947	15,947
3.08.02	EXPENSES	(47,838)	(47,838)	(56,109)	(56,109)
3.09	INCOME (LOSS) BEFORE TAXES/ PROFIT SHARING	(125,228)	(125,228)	(138,068)	(138,068)
3.10	INCOME AND SOCIAL CONTRIBUTION TAXES	31,352	31,352	39,844	39,844
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PARTICIPATIONS/ CONTRIBUTIONS	(11,445)	(11,445)	(9,665)	(9,665)
3.12.01	PARTICIPATIONS	(11,445)	(11,445)	(9,665)	(9,665)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	238,100	238,100	246,200	246,200
3.15	NET INCOME FOR THE PERIOD	132,779	132,779	138,311	138,311
	NUMBER OF SHARES, EX-TREASURY STOCK (THOUSAND)	544,418,060	544,418,060	539,991,129	539,991,129
	EARNINGS PER SHARES	0.00024	0.00024	0.00026	0.00026
	LOSS PER SHARES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - March 31, 2004

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

04.01 - NOTES TO THE QUARTERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS
QUARTER ENDED March 31, 2004

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“Company”) is the concessionaire responsible for the Switched Fixed Telephone Service (STFC) and operates in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. In this area of 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory, the Company renders from July of 1998 local and local intra-region long distance STFC.

With the recognition of the fulfillment in advance of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), forecast for December 31, 2003, in accordance with the acts published in the Diário Oficial da União (Official Daily Government Newspaper (DOU) on January 19, 2004, the restriction of providing other telecommunications services ceased to exist, permitting the Company, its parent companies, its subsidiaries and associated companies to obtain new authorizations. On the same date ANATEL issued authorizations for the Company to provide STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II of III of PGO. As a result of these authorizations the Company began to provide the Domestic and International Long Distance services in the new regions, starting on January 22, 2004. In the case of the Local Service, to be provided in regions I and III, as established in the regulations, the Company has a period of 12 months to begin operations as from the date of the aforementioned authorization.

The Company is a subsidiary of Brasil Telecom Participações S.A. (BTP), incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The Company’s business, together with the services that it offers and the tariffs charged, are regulated by the National Telecommunications Agency — ANATEL.

Information related with the quality and universal service targets of the Fixed Switched Telephone Service are available to interested parties on the homepage of ANATEL, on the site www.anatel.gov.br.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE). The Company is also part of level 1 of Corporate Governance at São Paulo Stock Exchange — BOVESPA.

Company Subsidiaries

Brasil Telecom Celular S.A. (“BrT Celular”): Wholly owned subsidiary formed in December 2002 to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Company operates STFC. At the balance sheet date, BrT Celular was in the pre-operating phase. The beginning of its activities is forecasted for the first semester of 2004.

BrT Serviços de Internet S.A. (“BrTI”): Wholly owned subsidiary formed in October 2001, engaged in the provision of internet services and related activities. It started its activities in 2002.

During the second quarter of 2003, BrTI invested, as shareholder or quotaholder, and started to have the control of the following companies:

(i) BrT Cabos Submarinos (formerly known as GlobeNet) Group

This group of companies operates through a system of submarine fiber optics cables, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, allowing the traffic of data through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): company acquired on June 11, 2003, as part of the purchasing program of the GlobeNet Group, an acquisition previously disclosed on November 19, 2002, through a relevant fact.
  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): company acquired on June 11, 2003, in which BrTI has direct control and the full control jointly with BrT CSH, being also part of the purchasing program of the GlobeNet Group.
  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): company incorporated under the laws of the Bermudas, for which the transfer of resources by BrTI for payment of subscribed capital occurred on May 30, 2003. It is also part of the purchasing program of the GlobeNet Group. BrT SCS Bermuda holds the total shares of Brazil Telecom of America Inc. and of Brasil Telecom de Venezuela S.A.

(ii) iBest Group

BrTI has held since February 2002, a minority interest in the iBest Holding Corporation (“IHC”), a company incorporated in the Caiman Islands. In June 2003, as a result of several statutory acts in IHC and in its subsidiaries, BrTI started to control the iBest Group, which the main companies are: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A.

iBest was incorporated in January 1999, with the objective of organizing the “iBest Prize”, trading advertising space for the event. In December 2001 it extended its activities, when it started to offer and to concentrate its operations on providing dialed access to the Internet.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission — CVM and standards applicable to Switched Fixed Telecommunications Services — STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission — SEC, it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of simultaneously publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless stated otherwise in each notes. According to each situation, the notes to the financial statement present information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on the judgment of the management for determining the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision to the process of their determination. The Company reviews the estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;
  Elimination of the investor's shareholdings, reserves and accumulated results in the investees;
  Segregation of the portions of shareholders’ equity and income of minority shareholders, presented in specific items.

In addition the Company presents, in the note 17, the statement of cash flows, prepared under the indirect method, in accordance with Accounting Rules and Procedures — NPC Nr. 20 of Brazilian Institute of Accountants (“IBRACON”).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refers to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and cash equivalents: Cash equivalents are short-term, high-liquidity investments, with immediate maturity. They are recorded at cost, plus income earned to the end of the quarter, not exceeding market value.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded as Allowance for losses.

d. Investments: Investments in subsidiaries were valued by the equity method. The goodwill was calculated based on the expectation of future results and its amortization is related to the volume and of timing forecasted over a period of not more than ten years. Other investments are recorded at acquisition cost, less a provision for losses, when applicable. The investments derived from income tax incentives are recognized at the date of the investment, and result in shares of companies with tax incentives or quotas of investment funds. In the period between the investment date and receipt of shares or quotas, they are classified in the Noncurrent assets. The Company adopts the criteria of using the maximum percentage of tax allocation. These investments are carried at cost or market prices and periodically valued and, when the latter is lower, provision for losses is recorded.

e. Property, plant and equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Maintenance and repair costs, when they represent improvements (increase in installed capacity or useful life) are capitalized, while other costs are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred charges: Segregated between deferred charges on amortization and on formation. Their breakdown is shown in Note 25. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When the asset no longer generates benefits, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction 371/02.

h. Loans and Financing: Updated monetarily by the exchange variations and interest incurred up to the balance sheet date. Equal restatement is applied to the guarantee contracts hedging the debt.

i. Provision for Contingencies: Recognized based on its risk assessment evaluation and quantified on economic grounds and legal the counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are recognized on accrual basis. Local calls are charged based on time measured according to the legislation in force. Revenues from sales of payphone cards-prepaid services are recorded upon sale.

k. Recognition of Expenses: Expenses are recognized on accrual basis, considering their relationship with realization of revenues. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on accounts receivable settled after their due date, and gains on financial investments and hedges, when incurred. Financial expenses comprises interest incurred and other charges on loans, financing and other financial transactions.

Credited interest on shareholders’ equity is included in the financial expenses balance, and for financial statement presentation purposes, the recognized amounts are reversed to profit and loss accounts and reclassified as a deduction of the retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the start-up of operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its Subsidiaries for their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and recognized on an accrual basis. As of December 31, 2001, to comply with CVM Instruction 371/00, the Company recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations determine the need for adjustments to the provision, these are recognized in the profit and loss accounts, in accordance with the CVM deliberation above. Complementary information on private pension plans is described in Note 6.

o. Employees and Management Profit Sharing: The provisions for employee and directors profit sharing are recognized according to the accrual basis. The calculation of the amount, which is paid in the year after recognition of the provision takes into consideration the program of targets established with the labor union, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to existing operations with Brasil Telecom Participações S.A., the parent company, with the subsidiaries described in Note 1 and with Vant Telecomunicações S.A., in which the Company has a minority investment.

Operations between the Company and related parties are carried out under normal market prices and conditions. The principal transactions are as follows:

Brasil Telecom Participações S.A.

Dividends/Interest on Shareholders’ Equity: the Interest on Shareholders’ Equity credited in the quarter allocated an amount of R$157,322 (R$162,425 in 2003) to the Parent Company. The balance of this liability, the net part of the withholding tax, is R$271,785 (R$138,062 on 12/31/03).

Loans with Parent Company: The liabilities balance arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$85,583 (R$89,653 as of December 12/31/03). The financial expense recognized as income in this quarter was of R$1,024, (R$5,339 of financial gain in 2003, due to the drop in the quotation of the US dollar).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures, which are not convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by Brasil Telecom Participações S.A. The nominal value of these debentures will be amortized in three installments equivalent to 30%, 30% and 40% falling due on July 27, 2004, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this liability is R$1,334,489 (R$1,408,190 on 12/31/03) and charges recognized in the income for the quarter represents R$49,698 (R$74,499 in 2003).

Revenues, Expenses and Accounts Receivable and Payable: Arising from transactions related to the use of installations and logistic support. The balance receivable is R$41 (R$157 payable on 12/31/03) and the amounts recorded in the income for the quarter are comprising of Operating Income of R$667 (R$566 in 2003).

BrT Serviços de Internet S.A.

Advance for Future Capital Increase — AFAC: the amount recorded as AFAC is R$8,750.

Revenues, Expenses and Accounts Receivable and Payable: they result from transactions related to the use of installations, logistic support and telecommunications services. The balance receivable is R$7,225 (R$7,359 payable on 12/31/03). The amounts recorded against the profit and loss accounts in the quarter represented R$12,307 of operating revenue (R$8,380 in 2003) and R$31,203 of operating expenses (R$31,791 in 2003).

Brasil Telecom Celular S.A

Advance for Future Capital Increase — AFAC: the amount recorded as AFAC is R$20,498.

Vant Telecomunicações S.A.

Collateral: As of 03/31/04 (and 12/31/03) the amount deposited as collateral to guarantee the future purchase of shares is R$15,575. This amount is recorded under long-term assets.

Advance for Future Capital Increase - AFAC: the amount recorded as AFAC is R$7,226 (R$6,965 as of 12/31/03).

Calais Participações S.A

Advance for Future Capital Increase — AFAC: the amount recorded as AFAC is R$1,100.

Brasil Telecom Cabos Submarinos Ltda.

Loans: Loan agreement granted, at an interest rate of 100% of CDI, with maturity in up to 6 months. The balance of this asset is R$829 (R$799 at December 31, 2003) and the financial income recognized in the quarter was R$30.

iBest S.A.

Revenues, Expenses and Accounts Payable: they result from transactions related to the use of installations and logistic support. The balance payable is R$182 and the amounts recorded against the profit and loss accounts in the quarter represented R$540 of operating expense (R$566 in 2003).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to the market or realizable values (fair value), based on information available and valuation methodologies adequate for each situation. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each situation. As a result the estimates presented may not necessarily indicate the amounts that may be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have a material effect on the amounts obtained. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments, the value of which approximates fair value and risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors that can affect the Company’s business are the following:

a. Credit Risk

Most services provided by the Company are related to the Concession Contract and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of public telecommunications services, is subject to legal rules established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 3.01% of the gross revenue (2.60% for the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored by de Company, thus limiting the risk of past due accounts by cutting off access to the service (outgoing calls) if the bill is overdue for over 30 days. Exceptions are made for telephone services which should be maintained for national security or defense.

b. Exchange Rate Risk

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 16% of the total liabilities (5.1% on December 31, 2003). To minimize this type of risk, the Company enters into swap agreements with financial institutions to hedge foreign exchange exposures. 7.5% of the debt portion in foreign currency is covered by hedge agreements (30% on December 31, 2003). Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. To the quarter, consolidated net losses totaled R$1,082 (losses of R$20,542 for the same period last year).

Net exposure as per book and market values, at the risk of the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	03/31/04		12/31/03
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	809,027	804,129	235,784	229,596
Hedge Contracts	7,693	(7,132)	9,809	(8,158)
TOTAL	816,720	796,997	245,593	221,438
CURRENT	55,131	53,799	52,412	35,521
NONCURRENT	761,589	743,198	193,181	185,917

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow at the market rates prevailing at the balance sheet date.

c. Interest Rate Risk

Assets

The Company has loans resulting from products of telephone directories and from the sale of fixed assets to other telephone companies. In the consolidated statements it is included a loan granted by iBest S.A.

These assets are represented as follows:

PARENT COMPANY	CONSOLIDATE
	Book and Market Value		Book and Market Value
	03/31/04	12/31/03	03/31/04	12/31/03
ASSETS
Loans tied to the IGP-DI	7,039	6,832	7,039	6,832
Debentures linked to CDI	829	799	-	-
Loans tied to the IPA-OG Column 27 (FGV)	1,781	1,845	1,781	1,845
Loans tied to the IGP-M	-	-	1,324	1,282
TOTAL	9,649	9,476	10,144	9,959
CURRENT	1,944	1,963	2,439	2,446
NONCURRENT ASSETS	7,705	7,513	7,705	7,513

The carrying values are equal to market values, since the current contracting conditions for this type of financial instrument are similar to the original conditions.

Liabilities

The Company has loans and financing contracted in local currency subject to interest rates linked to TJLP, UMBNDES, CDI (Rate DI - CETIP). The risk inherent in these liabilities arises from possible variations in these rates. The Company has contracted derivative contracts to hedge 78% (79% in 12/31/03) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI and the risk linked with this liability is due to a possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	Book Value
	03/31/04	12/31/03
LIABILITIES
Debentures - CDI	2,292,216	2,328,137
Loans linked to TJLP	1,676,347	1,766,025
Loans linked to UMBNDES	197,291	209,011
Hedge on loans - UMBNDES	39,180	44,895
Loans linked to IGPM	19,875	21,739
Other loans	19,377	20,439
TOTAL	4,244,286	4,390,246
CURRENT	1,901,435	1,937,864
LONG-TERM	2,342,851	2,452,382

Book Value are equivalent to market values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$6,467.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by Company are not correlated to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debts. Consequently, a risk arises from this lack of correlation.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments valued by the equity method and stated at cost of acquisition. BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A. are the only wholly-owned subsidiaries whose investments are valued using the equity method, but only the former is in operation. There is no market value applicable to value the investments in the wholly-owned subsidiaries since they are private companies. The future cash flows expected from the investments, both directly and indirectly, do not lead to the expectation of losses that can require the recognition of provisions. This is also the case with the investments related to the iBest and BrT Cabos Submarinos.

The investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company if losses were to occur on these investments.

g. Cash Investment Risks

The company has temporary cash investments in exclusive financial investment funds (FIFs), whose assets are constituted by post fixed federal securities, pre fixed and exchange linked CDI, through future indexed to the exchange rate of the Futures and Commodities Exchange - BM&F and in an investment fund in foreign currency, with no credit risks in such operations. The Company maintains cash investments in the value of R$1,985,138 (R$1,269,449 in 12/31/03). Income earned to the balance sheet date is recorded in financial income and amounts to R$49,639 (R$50,450 in 2003). Amounts in the consolidated financial statements, are of R$2,033,933 (R$1,315,096 on 12/31/03) related to investments and R$51,382 (R$53,154 in 2003) income earned.

6. BENEFITS TO EMPLOYEES

a. Private Pension Plan

The Company sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are administered by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which manages the benefit plans of CRT, a company merged on December 28, 2000.

The Company bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the balance sheet date and in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored are described below:

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. In March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 69.9% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on 12/31/01. According to a legal/actuarial appraisal, the Company’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT Group, which was incorporated into the TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor's contribution in the quarter was 12% of the payroll of the participants, whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. To the quarter, contributions by the sponsor to the TCSPREV group represented on average 6.51% of the payroll of the plan participants. To the employees, the average was 5.88%.

The Company’s contributions were R$3,732 in the quarter (R$3,619 in 2003).

PBS-A
Contributions may occur in case of accumulated deficit. In 12/31/02, the plan presented surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on 12/31/01, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$29 in the quarter (R$31 in 2003).

PAMEC-BrT
Contributions for this plan were fully paid in July 1998, through a single allotment. New contributions will be limited to the future necessity to cover expenses, if that occurs.

FUNDAÇÃO DOS EMPREGADOS DA CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES -FCRT

The main purpose of the Company sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
A defined contribution and settled benefits plan, introduced in October 2002, to provide supplementary social security benefits in addition to those of the official social security system, that initially only took care of the employees linked to the Rio Grande do Sul Branch. In March 2003, this plan was also opened to the new employees of the Company and its subsidiaries who wanted to participate in the sponsored complementary social security plans. BrTPREV attends around 24,9% of the employee staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined benefits plans to provide supplementary social security benefits in addition to those of the official social security system, now closed to the entry of new participants. Nowadays, those plans attend around 1.8% of the employees staff.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented on average 5.96% of the payroll of the plan participants, whilst the average employee contribution was 5.21%.

In the quarter the Company’s contributions were R$1,175 (R$498 in 2003).

Fundador - Brasil Telecom and Alternative - Brasil Telecom
The regular contribution by the sponsor in the quarter was an average of 1.92% on the payroll of the participants in the plan, who contributed at variable rates according to the age, time of service and salary, the average rate was 2.96%. In Alternative Plan - Brasil Telecom, the participants also pay an entrance fee, depending on the age when joining the plan.

The usual contributions of the Company, in the quarter, were R$5 (R$125 in December 31, 2003).

The technical reserve corresponding to the current value of the Company’s supplementary contribution, due to the actuarial deficiency of the plans managed by FCRT, must be amortized within the maximum established period of 20 years as from January 2000, in accordance with Circular 66/SPC/GAB/COA of the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 17 years and nine months still remain for complete settlement. The amortizing contributions in the quarter were R$25,200 (R$7,451 in 2003).

b. Stock Option Plan for Officers and Employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000 approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to March 31, 2004, no stock had been granted.

Program B

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant
	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10
33%	01/01/05	12/31/08	12/19/06	12/31/10
34%	01/01/06	12/31/08	12/19/07	12/31/10

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options (thousand)	Average exercise price R$
Balance as of 12/31/2003	907,469	11.73
Balance as of 03/31/2004	907,469	11.73

There has been no grant of options for purchase of stocks exercised in the quarter and the representativeness of the balance of the options before the total outstanding stocks is 0.17% (0.17% in December 31, 2003).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$311 (R$204 in 2003).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident benefit, sickness benefit, transport allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

The Company and its subsidiaries periodically perform an assessment for contingencies risks, and also review lawsuits taking into consideration the legal, economic, taxes and accounting aspects. The assessment of these risks aims at classifying them according to the chances of an unfavorable outcome between the alternatives of probable, possible or remote, taking into account, according to the circumstances, the opinion of its legal counselors.

Provisions are recognized for those contingencies where the risks are classified as probable. Contingencies classified as possible or remote are discussed in this Note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company and of service providers.

Tax Suits

The provision for tax contingencies refers mainly to matters related to tax collections due to differences in interpretation of the tax legislation by the Company’s legal counsel and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans and other cases related to community telephony plans.

Classification by Degree of Risk

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
NATURE	03/31/04	12/31/03	03/31/04	12/31/03
LABOR	417,993	424,097	417,993	424,097
TAX	63,630	64,391	65,209	65,970
CIVIL	209,461	207,847	211,730	208,678
TOTAL	691,084	696,335	694,932	698,745
CURRENT	330,188	48,509	330,188	48,509
NONCURRENT	360,896	647,826	364,744	650,236

Labor

A decrease in the provision for labor contingencies in the amount of R$6,104 was verified in the quarter. This variance is caused by recognition of monetary restatements and effects of reassessment of contingent risks that determine the additional recognition for the provision in the amount of R$18,102 and for payments that total R$24,206.

The main objects that affect the provisions for labor claims are the following:

(i)

Additional Remuneration for Hazardous Activities - related to the claim for payment of additional remuneration for hazardous activities, based on Law Nr. 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)

Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)

Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc; and

(iv)	Joint Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers.

Tax

During the quarter there was a decrease of R$761, represented by monetary restatements, which, decreased by reassessments of the contingent risks, contributed to the decrease of R$571 in the amount provisioned and for payments in the amount of R$190.

The main lawsuits provided for are as follows:

(i)	Social Security - Related to the non-collection of social security education allowance;

(ii)	Federal Revenue Department - Incorrect compensation of tax losses;

(iii)	State Revenue Department - Non-collection of differential in rate of ICMS; and

(iv)	CPMF - Non-collection of the contribution on financial activities.

Civil

The increase occurring in the quarter, in the amount of R$1,614 (R$3,052 for Consolidated) is due to the recognition of monetary restatements and reassessment of the contingent risks, which resulted in the addition of R$4,974 to the provision (R$6,412 for Consolidated) and to payments that totaled R$3,360.

The lawsuits provided are the following:

(i)

Review of contractual conditions - Lawsuit where a company which, supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)

Contracts of Financial Participation - the position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications has been agreed to in the Court of Appeals of Rio Grande do Sul. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii)

Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
NATURE	03/31/04	12/31/03	03/31/03	12/31/03
LABOR	664,809	625,181	664,897	625,266
TAX	891,216	863,967	891,215	863,967
CIVIL	783,492	740,461	783,569	740,535
TOTAL	2,339,517	2,229,609	2,339,681	2,229,768

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. As well as the cited objects, the following demands also contribute to the aforementioned amount:

(i)	Petition for remunerative consideration for hours of works supposedly exceeding the the normal working hours agreed upon between the parties; and

(ii)	Petition for application of a regulation that stipulated the payment of a percentage on the Company’s profits, attributed to the Santa Catarina Branch.

Tax

The main lawsuits considered as possible loss are presented as follows:

(i)	ICMS - On international calls;

(ii)	ICMS - Differential of rate in interstate acquisitions;

(iii)	ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(iv)	ISS (Service Tax) - Not collected and/or under-collected;

(v)	IRPJ and CSLL (Income and Social Contribution Taxes) - Monetary variation on credits overpaid in 1997 and 1998;

(vi)	INSS (Social Security) - Related to the Bresser and Summer Plans, as well as others social security and SAT payments;

(vii)	COFINS - REPASS; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The main lawsuits are presented as follows:

(i)

Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii)	Lawsuits of a consumerist nature;

(iii)

Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv)	Attendance for customers points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with a Remote Risk

Besides the demands mentioned there also exist contingencies whose risk level was assessed as remote, in the amount of R$1,349,606 (R$1,265,967 in December 31, 2003) for the Company and of R$1,349,616 (R$1,265,978 in December 31, 2003) for Consolidated.

Guarantees

The company has guarantees signed with financial institutions, as complementary guarantees for judicial proceedings in provisional execution, in the amount of R$120.561. The major part of these contracts, representing 83%, has terms ending during the next twelve months and the rest for indeterminate periods. The remuneration of these contracts varies from 0.75% p.a. to 4.00% p.a., representing an average rate of 0.96% p.a.

The judicial deposits related to contingencies and contested taxes (suspended liability) are shown in note 21.

8. SHAREHOLDERS’ EQUITY

a. Capital

The Company is authorized to increase its capital through decisions of the Board of Directors up to a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior to it by reserves allocated by the General Shareholders’ Meeting. Under these conditions the capitalization can be made without changing the number of shares.

The capital is represented by common and preferred shares, with no par value, and the maintenance of the proportion between the shares in the case of capital increases, is not mandatory.

By a resolution of the General Shareholders’ Meeting or the Board of Directors, preference rights can be excluded for the issuance of shares, subscription bonuses or debentures convertible into shares in the cases described in article 172 of the Corporation Law.

The preferred shares do not have voting rights, except in the cases specified from the 1st to 3rd paragraphs of article 12 of the bylaws, but are assured priority in receiving the minimum, non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$3,401,245 (R$3,373,097 as of December 31, 2003) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares
	03/31/04	12/31/03	03/31/04	12/31/03	03/31/04	12/31/03
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	300,118,295	295,569,090	5,297,285	5,718,771	294,821,010	289,850,319
TOTAL	549,715,345	545,166,140	5,297,285	5,718,771	544,418,060	539,447,369

	03/31/04	12/31/03
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	12.05	12.35

b. Treasury stock

In the determination of the calculation of the book value the shares held in treasury are deducted, which are originated from the following events:

Company Merger

The Company holds in treasury preferred shares acquired in the first half of 1998 by Companhia Riograndense de Telecomunicações - CRT, a company that was merged by Brasil Telecom S.A. by the end of 2000. Since the merger, the Company has only placed shares in circulation to comply with judicial rulings as a result of ownership claims from the original subscribers of the merged company. The amount originally paid in this case is considered as a replacement cost, in accordance with the control made by the Company, considering the outflow of the older acquisitions to the more recent.

The average cost of acquisition originally represented in CRT an amount of R$1.24 per share. With the swap ratio of the stock as a result of the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$0.026 for each treasury share.

The movements of treasury stock derived from the merged company were the following:

	03/31/04		12/31/03
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance	871,571	20,778	1,483,911	36,733
Number of shares replaced in circulation	(421,486)	(10,346)	(612,340)	(15,955)
Closing balance	450,085	10,432	871,571	20,778

The retained earnings account represented the origin of the funds invested in acquiring this treasury stock.

Stock Repurchase Program - Relevant Facts from 10/01/02, 12/27/02 and 08/05/03

The Company’s Board of Directors approved, on the above mentioned dates, the proposals to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of preferred shares outstanding in the market; and (iii) the period determined for the acquisition was three months as from to count of the date defined and published in the relevant facts for the programs published in 2002, and for the program published in 2003 the period for acquisition is 365 days, in accordance with CVM Instruction 390/03.

The repurchase of preferred shares issued by the Company for holding in treasury, is authorized up to the limit of 18,078,192,282 shares of this nature. To reach this limit, the Company could acquire the quantity of 11,747,081,779 shares.

The quantity of shares held in treasury arising from the programs for repurchase of shares was the following:

	03/31/04		12/31/03
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance	4,847,200	54,870	4,847,200	54,870
Closing balance	4,847,200	54,870	4,847,200	54,870

Unit cost of repurchase of shares (R$)	03/31/04	12/31/03
Average	11.32	11.32
Minimum	10.31	10.31
Maximum	13.80	13.80

The unit cost in the acquisition considers the total for the programs for repurchase of shares.

Up to the balance sheet date there was no disposal of preferred shares acquired as a result of the repurchase programs.

Market value of treasury shares

The market value of treasury shares, arising from the merger of CRT and the repurchase programs, at the market quotation at the balance sheet date was the following:

	03/31/04	12/31/03
Number of preferred shares in treasury (thousand of shares)	5,297,285	5,718,771
Quotation per lot of thousand shares at BOVESPA (R$)	12.40	15.20
Market value	65,686	86,925

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	CAPITAL RESERVES		RETAINED EARNINGS
	03/31/04	12/31/03	03/31/04	12/31/03
Reserves (including those that originated the treasury stock)	1,551,675	1,579,823	1,396,661	1,512,328
Treasury Stock	(54,870)	(54,870)	(10,432)	(20,778)
Balance of Reserves Net of Treasury Stock	1,496,805	1,524,953	1,386,229	1,491,550

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve arising on Merger: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99, 320/99 and 349/01. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder and the existing minority stockholders in the date of its formation, observing the preemptive rights of the other shareholders.

Reserve for Donations and Subventions for Investments: made as a result of donations and subventions received, for which the contra entry is an asset received by the Company.

Reserve for Special Monetary Restatement as per Law Nr. 8.200/91: made as a result of special monetary restatement adjustments to compensate the distortions in the monetary restatement index prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on work in progress up to December 31, 1998 and funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Retained Earnings: Comprises the remaining balances of net income, adjusted under the terms of article 202 of Law Nr. 6,404/76, or by the recognition of prior years adjustments, when applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in accordance with Company bylaws and corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6.404/76 and the preferred or priority dividends are calculated in accordance with Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, Interest on Shareholders’ Equity (JSCP), under the terms of article 9, paragraph 7, of Law number 9.249, dated December 26, 1995. The interests paid or credited will be offset against the minimum annual statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2004, to be submitted for approval by the general shareholder’s meeting, are as follows:

	03/31/04	03/31/03
INTERESTS ON SHAREHOLDERS’ CAPITAL - JSCP CREDITED	238,100	246,200
COMMON SHARE	110,139	112,957
PREFERRED SHARE	127,961	133,243
WITHHOLDING TAX (IRRF)	(35,715)	(36,930)
NET JSCP	202,385	209,270

9. NET OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
LOCAL SERVICE	1,644,631	1,538,572	1,644,631	1,538,572
Activation fees	9,135	5,890	9,135	5,890
Basic subscription	747,120	702,708	747,120	702,708
Measured service charges	336,393	328,786	336,393	328,786
Fixed to mobile calls - VC1	527,763	475,094	527,763	475,094
Rent	476	523	476	523
Other	23,744	25,571	23,744	25,571
LONG DISTANCE SERVICES	556,544	449,284	556,544	449,284
Inter-Sectorial Fixed	264,804	245,035	264,804	245,035
Intra-Regional Fixed (Inter-Sectorial)	90,350	80,469	90,350	80,469
Intra-Regional Fixed	21,304	-	21,304	-
Fixed to mobile calls - VC2 and VC3	174,382	123,647	174,382	123,647
International	5,704	133	5,704	133
INTERCONNECTION (USE OF THE NETWORK)	191,200	222,691	191,200	222,691
Fixed-Fixed	128,343	166,926	128,343	166,926
Mobile-Fixed	62,857	55,765	62,857	55,765
LEASE OF MEANS	55,061	53,213	55,061	53,213
PUBLIC TELEPHONE	108,166	83,754	108,166	83,754
DATA COMMUNICATIONS	229,846	177,750	220,458	171,837
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED TELEPHONY SERVICES	96,689	79,006	96,528	79,056
OTHER SERVICES OF THE MAIN ACTIVITY	5,597	3,948	30,179	4,349
OTHER	6,077	6,511	6,077	6,511
GROSS OPERATING REVENUE	2,893,811	2,614,729	2,908,844	2,609,267
TAXES ON GROSS REVENUE	(799,694)	(707,068)	(806,770)	(710,984)
OTHER DEDUCTIONS FROM GROSS REVENUE	(25,285)	(24,625)	(26,779)	(24,625)
NET OPERATING REVENUE	2,068,832	1,883,036	2,075,295	1,873,658

10. COST OF SERVICES RENDERED

The costs incurred in the generation of services rendered are as follows:

PARENT COMPANY	CONSOLIDATE
	03/31/04	03/31/03	03/31/04	03/31/03
PERSONNEL	(26,916)	(28,242)	(27,975)	(28,390)
MATERIALS	(21,825)	(19,362)	(21,825)	(19,362)
THIRD-PARTY SERVICES	(149,621)	(140,449)	(157,851)	(140,571)
INTERCONNECTION	(496,234)	(424,666)	(496,234)	(424,666)
RENT, LEASING AND INSURANCE	(63,166)	(40,288)	(81,491)	(40,243)
CONNECTION MEANS	(5,471)	(15,817)	(5,471)	(37,513)
FISTEL	(4,002)	(3,746)	(4,002)	(3,746)
DEPRECIATION AND AMORTIZATION	(538,305)	(487,453)	(541,324)	(487,456)
OTHER	(3,164)	(2,747)	(1,085)	(2,747)
TOTAL	(1,308,704)	(1,162,770)	(1,337,258)	(1,184,694)

11. SELLING EXPENSES

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
PERSONNEL	(30,392)	(30,917)	(31,157)	(31,097)
MATERIALS	(197)	(292)	(190)	(292)
THIRD-PARTY SERVICES	(99,054)	(73,882)	(99,605)	(73,726)
RENT, LEASING AND INSURANCE	(32,403)	(32,446)	(1,298)	(688)
PROVISION FOR DOUBTFUL ACCOUNTS	-	1,233	(78)	1,238
LOSSES ON ACCOUNTS RECEIVABLE	(87,041)	(69,129)	(87,573)	(69,140)
DEPRECIATION AND AMORTIZATION	(1,294)	(1,276)	(1,295)	(1,276)
OTHER	(277)	(189)	(277)	(189)
TOTAL	(250,658)	(206,898)	(221,473)	(175,170)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
PERSONNEL	(32,743)	(33,379)	(34,978)	(33,580)
MATERIALS	(939)	(627)	(1,001)	(630)
THIRD-PARTY SERVICES	(126,180)	(85,796)	(127,920)	(85,822)
RENT, LEASING AND INSURANCE	(13,613)	(17,325)	(13,898)	(17,163)
DEPRECIATION AND AMORTIZATION	(45,031)	(31,600)	(46,765)	(31,868)
OTHER	(187)	(397)	(917)	(397)
TOTAL	(218,693)	(169,124)	(225,479)	(169,460)

13. OTHER OPERATING INCOME (EXPENSES)

Following are presented the remaining income and expenses attributed to operational activities:

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
TECHNICAL AND ADMINISTRATIVE SERVICES	16,241	8,237	15,995	8,100
OPERATIONAL INFRASTRUCTURE RENT AND OTHER	7,380	9,328	7,363	9,313
FINES	19,675	18,190	19,653	18,190
RECOVERED TAXES AND EXPENSES	242	79	330	79
WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	-	4,302	-	4,302
DIVIDENDS ON INVESTMENTS VALUED AT ACQUISITION COST	286	-	286	-
GAINS/LOSSES ON MAINTENANCE SUPPLIES SALES	(930)	(8)	(930)	(8)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(10,205)	(9,069)	(10,487)	(9,082)
DONATIONS AND SPONSORSHIPS	(2,842)	(2,621)	(2,842)	(2,621)
CONTINGENCIES - PROVISION/REVERSAL	(22,505)	(18,660)	(22,508)	(18,660)
REVERSAL OF OTHER PROVISIONS	16,326	1,639	16,339	1,639
AMORTIZATION OF GOODWILL ON ACQUISITION OF INVESTMENT	-	-	(9,594)	-
LABOR SEVERANCE PAYMENTS	-	(328)	-	(328)
COURT COSTS	(506)	-	(507)
WRITE-OFF OF ADVANCES AND OTHER CREDITS	-	-	-	-
OTHER EXPENSES	(3,758)	(3,703)	(3,982)	(3,703)
TOTAL	19,404	7,386	9,116	7,221

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
FINANCIAL INCOME	97,301	71,447	100,122	74,494
LOCAL CURRENCY	88,578	69,786	90,380	72,833
ON RIGHTS IN FOREIGN CURRENCY	8,723	1,661	9,742	1,661
FINANCIAL EXPENSES	(480,194)	(522,790)	(480,917)	(522,966)
LOCAL CURRENCY	(221,691)	(238,562)	(222,137)	(238,738)
ON LIABILITIES IN FOREIGN CURRENCY	(20,403)	(38,028)	(20,680)	(38,028)
INTEREST ON SHAREHOLDERS’ EQUITY	(238,100)	(246,200)	(238,100)	(246,200)
TOTAL	(382,893)	(451,343)	(380,795)	(448,472)

The interest on Shareholders’ Equity was reversed in the statement of results and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15.NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
AMORTIZATION OF GOODWILL ON MERGER (CVM INSTRUCTION 319/99)	(47,332)	(47,332)	(47,332)	(47,332)
REVERSAL OF PROVISION FOR MAINTENANCE OF INTEGRITY OF SHAREHOLDERS’ EQUITY (CVM INSTRUCTION 349/01)	47,332	47,332	47,332	47,332
AMORTIZATION OF GOODWILL ON MERGER	(31,004)	(31,004)	(31,004)	(31,004)
PROVISION FOR REALIZABLE AMOUNT AND FIXED ASSET LOSSES	(1,762)	1,334	(429)	1,334
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	(7,309)	(8,946)	(7,580)	(8,946)
PROVISION/REVERSAL FOR INVESTMENT LOSSES	1,103	151	1,103	151
OTHER NONOPERATING INCOME (EXPENSES)	(2,331)	(1,697)	(2,331)	(1,697)
TOTAL	(41,303)	(40,162)	(40,241)	(40,162)

16. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are booked on accrual basis, being the temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
INCOME BEFORE TAXES AND AFTER EMPLOYEE PROFIT SHARING	(136,673)	(147,733)	(132,957)	(146,811)
INCOME RELATED TO SOCIAL CONTRIBUTION TAX(9%)	12,301	13,296	11,966	13,213
PERMANENT ADDITIONS	(3,889)	(2,816)	(17,385)	(2,816)
PERMANENT EXCLUSIONS	125	202	12,679	39
OTHER	-	-	285	-
SOCIAL CONTRIBUTION TAX EXPENSE IN THE STATEMENT OF INCOME	8,537	10,682	7,545	10,436
INCOME TAX EXPENSE (10% + 15% = 25%)	34,168	36,933	33,239	36,703
PERMANENT ADDITIONS	(11,802)	(8,339)	(49,289)	(8,339)
PERMANENT EXCLUSIONS	449	568	35,367	122
OTHER	-	-	768	-
INCOME TAX EXPENSE IN THE STATEMENT OF INCOME	22,815	29,162	20,085	28,486
INCOME AND SOCIAL CONTRIBUTION TAX (EXPENSES)/REVENUES IN THE STATEMENT OF INCOME	31,352	39,844	27,630	38,922

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
CASH	340	-	359	5
BANKS	297,614	143,885	309,237	150,664
TEMPORARY CASH INVESTMENTS	1,985,138	1,269,449	2,033,933	1,315,096
TOTAL	2,283,092	1,413,334	2,343,529	1,465,765

Temporary cash investments represent amounts invested in portfolios managed by financial institutions and refer to federal bonds with an average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign exchange variation and interest of around 4.5% per year and in an investment fund with exchange variation plus six-month LIBOR tax plus interest of 1.5% per annum.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
OPERATIONS
NET INCOME FOR THE PERIOD	132,779	138,311	132,779	138,311
MINORITY PARTICIPATION	-	-	(6)	-
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	1,152,596	953,171	1,155,229	954,413
Depreciation and amortization	615,634	551,333	629,982	551,603
Losses on accounts receivable from services	96,933	69,129	97,465	69,140
Provision for doubtful accounts	(6,376)	(1,233)	(6,298)	(1,238)
Provision for contingencies	22,505	(2,285)	22,507	(2,285)
Deferred taxes	225,013	93,826	225,843	93,826
Income from writing off permanent assets	10,152	21,155	9,035	21,155
Financial charges	177,522	222,304	177,575	222,304
Equity gain (loss)	11,213	(1,807)	-	-
Other expenses/income	-	749	(880)	(92)
CHANGES IN ASSETS AND LIABILITIES	(510,102)	(413,378)	(521,530)	(398,844)
CASH FLOW FROM OPERATIONS	775,273	678,104	766,472	693,880

FINANCING
Dividends/interest on equity paid during the period	(370)	(71)	(370)	(71)
Loans and financing	265,161	(284,368)	265,161	(284,368)
Loans obtained	587,204	23,356	587,204	23,356
Loans paid	(132,437)	(119,889)	(132,437)	(119,889)
Interest paid	(189,606)	(187,835)	(189,606)	(187,835)
Treasure stock repurchase	-	(18,169)	-	(18,169)
Other cash flow from financing activities	-	-	146	-
CASH FLOW FROM FINANCING	264,791	(302,608)	264,937	(302,608)

INVESTMENTS
Short-term financial investments	34	(304)	22	(630)
Providers of investments	108,098	(19,330)	119,827	(16,366)
Income obtained from the sale of permanent assets	745	10,736	745	10,736
Investments in permanent assets	(248,835)	(390,505)	(273,139)	(416,536)
Other cash flow from investments	(30,348)	(12,781)	(1,100)	(2,900)
CASH FLOW FROM INVESTMENTS	(170,306)	(412,184)	(153,645)	(425,696)

CASH FLOW FOR THE PERIOD	869,758	(36,688)	877,764	(34,424)

CASH AND CASH EQUIVALENTS
Closing balance	2,283,092	1,340,744	2,343,529	1,388,475
Opening balance	1,413,334	1,377,432	1,465,765	1,422,899
VARIATION IN CASH AND CASH EQUIVALENTS	869,758	(36,688)	877,764	(34,424)

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03

UNBILLED AMOUNTS	763,568	707,923	763,568	707,130
BILLED AMOUNTS	1,317,276	1,325,531	1,335,395	1,335,606
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(176,138)	(182,514)	(176,725)	(183,023)
TOTAL	1,904,706	1,850,940	1,922,238	1,859,713
CURRENT	1,258,873	1,295,463	1,271,701	1,300,313
PAST DUE - 01 TO 30 DAYS	339,284	310,382	340,912	311,753
PAST DUE - 31 TO 60 DAYS	128,916	98,855	130,896	100,480
PAST DUE - 61 TO 90 DAYS	90,670	82,902	91,613	83,694
PAST DUE - 91 TO 120 DAYS	71,076	54,723	71,406	55,001
PAST DUE - OVER 120 DAYS	192,025	191,129	192,435	191,495

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03

LOANS AND FINANCING	9,649	9,476	10,144	9,959
TOTAL	9,649	9,476	10,144	9,959
CURRENT	1,944	1,963	2,439	2,446
NONCURRENT	7,705	7,513	7,705	7,513

The loans and financing assets refer mainly to funds advanced by the producer of telephone directories and against the sale of fixed assets to other telephone companies. The income is linked to the variation of IGP-DI, IPA-OG/Industrial Products in Column 27 by Fundação Getúlio Vargas - FGV, and CDI, respectively. In the consolidated demonstrations a loan granted by iBest S.A. is included, which is indexed to IGP-M, plus 12% per annum.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Negative calculation base	9,253	-	9,461	368
Provision for contingencies	62,198	62,670	62,198	62,670
Allowance for doubtful accounts	15,852	16,426	15,904	16,470
Provision for employee profit sharing	2,703	3,771	2,749	3,810
Goodwill on CRT acquisition	28,399	32,659	28,399	32,659
Provision for pension plan actuarial insufficiency coverage - FCTR	44,729	45,548	44,729	45,548
Other provisions	15,652	9,266	15,652	9,266
SUBTOTAL	178,786	170,340	179,092	170,791
INCOME TAX
DEFERRED INCOME TAX on:
Tax loss carryforwards	24,098	-	24,675	1,022
Provision for contingencies	172,771	174,084	172,771	174,084
Allowance for doubtful accounts	44,035	45,629	44,180	45,754
Provision for employee profit sharing	5,718	8,909	5,846	9,016
ICMS - 69/98 Agreement	41,471	38,938	41,471	38,938
Goodwill on CRT acquisition	78,886	90,719	78,886	90,719
Provision for pension plan actuarial insufficiency coverage	124,247	126,523	124,247	126,523
Provision for COFINS/CPMF suspended collection	13,724	14,573	13,724	14,573
Other provisions	41,976	24,987	41,976	24,987
SUBTOTAL	546,926	524,362	547,776	525,616
TOTAL	725,712	694,702	726,868	696,407
CURRENT	343,365	197,295	343,989	197,757
NONCURRENT	382,347	497,407	382,879	498,650

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submitted to approval of the Management, Board of Directors as well as fiscal council.

PARENT COMPANY	CONSOLIDATED
2004	248,817	249,751
2005	184,843	185,065
2006	66,057	66,057
2007	52,073	52,073
2008	49,901	49,901
2009 – 2011	30,226	30,226
2012 – 2013	18,759	18,759
After 2013	75,036	75,037
TOTAL	725,712	726,868
CURRENT	343,365	343,989
NONCURRENT	382,347	382,879

The recoverable amount foreseen after the year 2013 is a result of a provision to cover an actuarial insufficiency of the pension plan, the liability for which is being settled according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 17 years and 9 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$47,902, attributed to the Consolidation were not recorded, due to the uncertainties of taxable income in the next ten years in BrT CS Ltda. and in Freelance S.A., indirect subsidiaries.

Other Tax Recoverable

It is comprised by federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law Nr. 102/00.

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
INCOME TAX	73,988	77,311	76,803	80,445
SOCIAL CONTRIBUTION TAX	21,331	20,608	21,537	20,998
ICMS (state VAT)	342,768	369,057	347,244	373,281
PIS AND COFINS	61,478	62,093	61,528	62,102
OTHER	238	984	4,288	4,415
TOTAL	499,803	530,053	511,400	541,241
CURRENT	287,909	295,450	296,093	303,524
NONCURRENT	211,894	234,603	215,307	237,717

21.JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	03/31/04	12/31/03	03/31/04	12/31/03
LABOR	257,986	219,233	257,992	219,237
CIVIL	40,174	27,890	40,174	27,890
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	165,779	155,059	165,779	155,059
OTHER	57,084	55,791	57,083	55,791
TOTAL	521,023	457,973	521,028	457,977
CIRCULANTE	117,979	40,363	117,979	40,367
LONGO PRAZO	403,044	417,610	403,049	417,610

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
RECEIVABLES FROM OTHER TELECOM COMPANIES	114,220	103,338	114,220	103,338
ADVANCES TO SUPPLIERS	20,249	11,871	21,042	12,613
CONTRACTUAL GUARANTEES AND RETENTIONS	15,794	15,792	50,711	69,251
ADVANCES TO EMPLOYEES	18,950	19,753	20,327	20,591
RECEIVABLES FROM SALE OF ASSETS	3,385	5,527	11,800	5,527
PREPAID EXPENSES	64,871	36,626	65,226	36,954
ASSETS FOR SALE	522	522	1,272	9,269
TAX INCENTIVES	18,315	18,315	18,315	18,315
COMPULSORY DEPOSITS	1,750	1,750	1,750	1,750
OTHER	10,129	19,067	12,431	5,856
TOTAL	268,185	232,561	317,094	283,464
CURRENT	107,761	110,743	121,479	107,911
NONCURRENT	160,424	121,818	195,615	175,553

23. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
INVESTMENTS CARRIED UNDER THE EQUITY METHOD	397,979	377,449	-	-
BrT SERVIÇOS DE INTERNET S.A.	309,677	314,040	-	-
BRASIL TELECOM CELULAR S.A.	88,302	63,409	-	-
GOODWILL ON ACQUISITION OF INVESTMENTS, NET	-	-	113,286	122,892
IBEST GROUP	-	-	105,292	117,216
BRT CABOS SUBMARINOS GROUP	-	-	7,994	5,676
INTERESTS VALUED AT COST OF ACQUISITION	136,830	136,614	136,830	136,614
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	27,781	26,562	27,781	26,562
OTHER INVESTMENTS	350	350	350	350
TOTAL	562,940	540,975	278,247	286,418

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A., the principal data of which are as follows:

	BrTI	BrT Celular
SHAREHOLDERS’ EQUITY	309,677	88,302
CAPITAL	331,017	88,302
BOOK VALUE PER SHARE (R$)	935.53	1,000.00
NET LOSS IN THE QUARTER	(11,213)	-
NUMBER OF SHARES HELD BY COMPANY
COMMON SHARES	331,017	88,302
OWNERSHIP %IN SUBSIDIARY'S CAPITAL
IN TOTAL CAPITAL	100%	100%
IN VOTING CAPITAL	100%	100%
EQUITY PICKUP GAIN THE QUARTER	(11,213)	-

Investments stated at cost: represented by the minority interests, of which MTH do Brazil Ltda. in the amount of R$61,463 (R$61,463 in 12/31/03), the Vant Telecomunicações S.A., in the amount of R$36,018 (R$36,018 in 12/31/03) are highlights whose option of acquisition of the control was made on January 20, 2004, as described in the Note 38 and Calais Participações S/A, in the amount of R$200. There are also interests obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, Law for Incentives for Information Technology Companies and the Audiovisual Law. Shares of other telecommunications companies located in the regions covered by such regional incentives predominate.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	03/31/04				12/31/03
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
WORK IN PROGRESS	-	363,999	-	363,999	439,694
PUBLIC SWITCHING EQUIPMENT	20%	4,902,840	(4,044,200)	858,640	938,204
EQUIPMENT AND TRANSMISSION MEANS	18%(1)	10,282,450	(6,731,978)	3,550,472	3,757,065
TERMINATORS	20%	470,423	(398,393)	72,030	78,461
DATA COMMUNICATION EQUIPMENT	20%	1,078,678	(401,328)	677,350	669,471
BUILDINGS	4%	932,060	(496,843)	435,217	440,460
INFRASTRUCTURE	9.2%(1)	3,344,514	(1,650,969)	1,693,545	1,745,544
ASSETS FOR GENERAL USE	15.6%(1)	686,528	(423,035)	263,493	259,519
LAND	-	85,047	-	85,047	85,164
OTHER ASSETS	19.5%(1)	513,280	(264,332)	248,948	218,618
TOTAL		22,659,819	(14,411,078)	8,248,741	8,632,200
(1) Average annual rate.

In 2004, considering the current technological stage of the telecommunications equipment, the Company, based on technical report issued by Instituto Nacional de Tecnologia, in January 12, 2004, decided to changed the depreciation rates of some equipment, covering underground systems, and metallic, coaxial and optic cables. This change generated a reduction in income, net of taxes, in the amount of R$72,088.

According to the STFC concession contracts, the Company assets that are indispensable to providing the service and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the Company being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

CONSOLIDATED
NATURE	03/31/04				12/31/03
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
WORK IN PROGRESS	-	443,374	-	443,374	493,997
PUBLIC SWITCHING EQUIPMENT	20%	4,902,840	(4,044,200)	858,640	938,204
EQUIPMENT AND TRANSMISSION MEANS	18%(1)	10,420,225	(6,740,803)	3,679,422	3,886,188
TERMINATORS	20%	470,436	(398,398)	72,038	78,468
DATA COMMUNICATION EQUIPMENT	20%	1,078,913	(401,328)	677,585	669,471
BUILDINGS	4%	932,078	(496,843)	435,235	440,460
INFRASTRUCTURE	9.2%(1)	3,345,193	(1,651,035)	1,694,158	1,746,195
ASSETS FOR GENERAL USE	15.6%(1)	690,988	(423,257)	267,731	262,056
LAND	-	87,077	-	87,077	87,195
OTHER ASSETS	19.5%(1)	756,206	(268,221)	487,985	443,721
TOTAL		23,127,330	(14,424,085)	8,703,245	9,045,955
(1) Average annual rate.

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$48,727 (R$45,278 in 2003) and R$49,526 (R$45,233 in 2003) for the consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies. The Company has a 54.4% interest in the consortium. Leasing expenses amounted to R$2,364 (R$2,193 in 12/31/03) and R$2,407(R$2,193 in 12/31/03) for the consolidation.

Insurance

The Company has insurance policies covering reversible assets, loss of profits and performance bonds, as established in the Concession Contract with the government. Insurance expenses were R$2,364 (R$2,193 in 12/31/03) and R$2,407 (R$2,193 in 12/31/03) for the consolidation.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		03/31/04	12/31/03
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,526,140	9,910,135
Loss of profit	Fixed expenses and net income	7,370,615	6,789,697
Performance bonds	Compliance with contractual obligations	120,870	165,490

The Company also contracted insurance related to the civil liability of administrators, with the amount insured being the equivalent of US$15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
	03/31/04			12/31/03
	Cost	Accumulated Amortization	Net book value	Net book value
GOODWILL ON CRT MERGER	620,073	(413,382)	206,691	237,695
INSTALLATION AND REORGANIZATION COSTS	57,022	(10,714)	46,308	50,948
DATA PROCESSING SYSTEMS	414,588	(102,356)	312,232	303,705
OTHER	14,105	(6,005)	8,100	8,406
TOTAL	1,105,788	(532,457)	573,331	600,754

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of the premium does not affect the calculation base of the dividend to be distributed by the Company.

CONSOLIDATED
	03/31/04			12/31/03
	Cost	Accumulated Amortization	Net book value	Net book value
GOODWILL ON CRT MERGER	620,073	(413,382)	206,691	237,695
INSTALLATION AND REORGANIZATION COSTS	118,527	(16,677)	101,850	94,504
DATA PROCESSING SYSTEMS	415,420	(102,469)	312,951	304,440
OTHER	14,354	(6,005)	8,349	8,406
TOTAL	1,168,374	(538,533)	629,841	645,045

26. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
SALARIES AND COMPENSATION	262	193	634	243
PAYROLL CHARGES	52,658	49,975	55,937	51,889
BENEFITS	3,781	4,690	3,956	4,811
OTHER	6,303	12,409	6,568	12,478
TOTAL	63,004	67,267	67,095	69,421
CURRENT	58,165	59,417	62,233	61,550
NONCURRENT	4,839	7,850	4,862	7,871

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
TRADE ACCOUNTS PAYABLE	1,003,454	897,649	1,054,079	936,516
THIRD-PARTY CONSIGNMENTS	69,987	49,009	72,976	51,747
TOTAL	1,073,441	946,658	1,127,055	988,263
CURRENT	1,071,867	945,798	1,125,481	987,403
NONCURRENT	1,574	860	1,574	860

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
ICMS (STATE VAT)	940,382	857,476	943,319	859,023
TAXES ON OPERATING REVENUES (COFINS/PIS)	140,006	146,051	141,479	147,509
OTHER	13,688	14,750	14,794	15,877
TOTAL	1,094,076	1,018,277	1,099,592	1,022,409
CURRENT	470,235	435,782	475,055	439,215
NONCURRENT	623,841	582,495	624,537	583,194

In 2003 the Company paid PIS and COFINS taxes in installments, previously settled through offsetting tax credits, the ratification of which was refused by the Federal Revenue department, at the administrative level. The payment in installments was included in the Program for Tax Recovery (REFIS) and Special Payment in Installments (PAES). The amount divided into installments through REFIS totaled R$14,753, with the period for amortization established at 17 monthly payments, and the Company still needs to pay R$10,921 (R$13,489 in December 31, 2003) for the remaining 12 months. With respect to PAES, the total amount divided into installments was R$42,909 and the period for amortization was established as 120 monthly payments, with the Company still needing to pay R$43,395 (R$43,529 in December 31,2003) for the remaining 111 months. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

With respect to the tax credits that were refused, the Company has lodged appeals at the judicial level for restitution or future compensation.

The principal long-term portion refers to ICMS on the 69/98 Agreement, which is being challenged in court and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
SOCIAL CONTRIBUTION TAX
LAW Nr. 8,200/91 - SPECIAL MONETARY RESTATEMENT	3,509	3,600	3,509	3,600
PAYABLES DUE	-	393	601	804
SUBTOTAL	3,509	3,993	4,110	4,404
INCOME TAX
LAW Nr. 8,200/91 - SPECIAL MONETARY RESTATEMENT	9,746	9,998	9,746	9,998
SUSPENDED LIABILITIES	17,104	16,620	17,104	16,620
PAYABLES DUE	-	17,237	1,944	18,646
SUBTOTAL	26,850	43,855	28,794	45,264
TOTAL	30,359	47,848	32,904	49,668
CURRENT	3,727	21,357	5,679	22,663
NONCURRENT	26,632	26,491	27,225	27,005

30. DIVIDENDS, INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
MAJORITY SHAREHOLDERS	271,785	138,062	271,785	138,062
MINORITY SHAREHOLDERS	177,472	109,180	177,472	109,180
TOTAL SHAREHOLDERS	449,257	247,242	449,257	247,242
EMPLOYEE PROFIT SHARING	30,895	46,242	34,485	49,006
TOTAL	480,152	293,484	483,742	296,248

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY AND CONSOLIDATED
	03/31/04	12/31/03
LOANS	85,342	89,013
FINANCING	4,600,700	4,145,884
ACCRUED INTEREST AND OTHER ON LOANS	241	640
ACCRUED INTEREST AND OTHER ON FINANCING	374,723	400,302
TOTAL	5,061,006	4,635,839
CURRENT	1,956,566	1,990,276
NONCURRENT	3,104,440	2,645,563

Financing

	03/31/04	12/31/03
BNDES	1,912,818	1,975,036
FINANCIAL INSTITUTIONS	766,412	238,057
SUPPLIERS	3,977	4,956
PUBLIC DEBENTURES	957,727	919,947
PRIVATE DEBENTURES	1,334,489	1,408,190
TOTAL	4,975,423	4,546,186
CURRENT	1,947,791	1,981,158
NONCURRENT	3,027,632	2,565,028

Financing denominated in local currency: pay fixed interest rates of 14%p.a. and variable interest rates based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES plus 3.85% p.a. to 6.5% p.a., 100% and 109% of CDI, IGP-M plus 12% p.a., resulting in an average rate of 15.8% p.a..

Financing denominated in foreign currency: bear fixed interest rates of 1.75% and 9.38% p.a., resulting in an average rate of 8.39% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a. over the Libor, resulting in an average rate of 2.66% p.a. The LIBOR rate on March 31, 2004 for semiannual payments was 1.16% p.a..

Private Debentures: bear interest rates of 100% of CDI. The 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$1,000, bearing interest rates of 100% of the CDI, and were fully subscribed by the Parent Company Brasil Telecom Participações S.A. These debentures mature on 07/27/04, 07/27/05 and 07/27/06, corresponding to 30%, 30% and 40% of the face value respectively.

Public Debentures:

First public issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on May 1, 2002. The maturity period is two years, coming to due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable semiannualy.

Second Public Issue: 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

As of March 31, 2004, no debentures issued by the Company had been repurchased.

Loans

	03/31/04	12/31/03
INTERCOMPANY LOANS WITH PARENT COMPANY	85,583	89,653
TOTAL	85,583	89,653
CURRENT	8,775	9,118
NONCURRENT	76,808	80,535

The foreign currency loans are restated according to the exchange variation and interest of 1.75% per annum.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

	03/31/04	12/31/03
2005	902,606	957,871
2006	1,029,114	1,063,129
2007	495,274	528,597
2008	21,699	21,585
2009	20,853	20,742
2010	7,681	18,366
2011 and after	627,213	35,273
TOTAL	3,104,440	2,645,563

Currency/index debt composition

Restated by	03/31/04	12/31/03
TJLP (Long-term interest rate)	1,676,347	1,766,025
UMBNDES (BNDES Basket of Currencies)	197,291	209,011
UMBNDES HEDGE	39,180	44,895
CDI	2,292,216	2,328,137
US DOLLARS	809,027	235,784
US DOLLARS HEDGE	7,693	9,809
IGP-M	19,875	21,739
OTHER	19,377	20,439
TOTAL	5,061,006	4,635,839

Guarantees

The loans and financing contracted are guaranteed by collateral of credit rights derived from the provision of telephone services and the Parent Company’s guarantee.

The Company has hedge contracts on 7.5% of its dollar-denominated loans and financing with third parties and 78% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES – WIRELESS SERVICES

Represented by the terms signed by the subsidiary Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next the fifteen years in the same area of operation where the Company has a concession for fixed telephony. Of the contracted value 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month. The updated liability is R$223,495 (R$211,847 at December 31, 2003).

33. PROVISIONS FOR PENSION PLANS

Liability due to the actuarial deficit of the social security plans managed by FCRT and to SISTEL foundations, appraised by independent actuaries and in agreement with Deliberation CVM 371/00. On the liabilities registered are recognized the inflation effects based on the fluctuation of INPC, bear fixed interest rates of 6% per annum, according to accrual basis, being recorded in income statement of quarterly the amount of R$16,097. The contribution paid on the current quarterly totalled R$25,500.

The funds for sponsored supplementary pensions are detailed in Note 6.

PARENT COMPANY AND CONSOLIDATED
	03/31/04	12/31/03
FCRT - BrTPREV	495,247	504,404
SISTEL - PAMEC	1,740	1,686
TOTAL	496,987	506,090
CURRENT	28,022	28,022
NONCURRENT	468,965	478,068

34. DEFERRED INCOME

There are contracts related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
2004	1,422	1,895	1,508	1,976
2005	1,794	1,794	1,910	1,875
2006	691	691	807	772
2007	691	691	807	772
2008	691	691	807	772
2009	691	691	807	771
2010	691	691	806	771
2011 and after	1,900	1,900	4,024	3,722
TOTAL	8,571	9,044	11,476	11,431

35. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
SELF-FINANCING FUNDS -RIO GRANDE DO SUL BRANCH	24,143	24,087	24,143	24,087
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	6,291	7,818	6,291	7,818
LIABILITIES WITH OTHER TELECOM COMPANIES	9,487	11,033	9,487	11,033
LIABILITIES FROM ACQUISITION OF ASSETS	-	-	37,502	56,044
LIABILITIES FROM ACQUISITION OF TAX CREDITS	20,897	20,898	20,897	20,898
DUPLICATE BANK DEPOSITS AND RECEIPTS IN PROCESSING	7,791	9,538	7,791	9,538
CPMF - SUSPENDED COLLECTION	23,352	22,913	23,352	22,913
PREPAYMENTS	1,063	5,167	1,063	8,764
OTHER TAXES PAYABLE	55	111	150	185
OTHER	1,777	3,803	1,778	3,938
TOTAL	94,856	105,368	132,454	165,218
CURRENT	69,774	80,114	72,480	83,921
NONCURRENT	25,082	25,254	59,974	81,297

Self-financing Funds - Rio Grande do Sul Branch

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company - Rio Grande do Sul Branch (formerly CRT) had fully subscribed the capital increase made to repay in shares the credits for financial participation, no shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offer by the Company for devolution of the referred credits in money, as established in art. 171, paragraph 2, of Law Nr. 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-Financing Installment Reimbursement - PCT

Refers to the payment in cash or as compensation in installments in invoices for services, to engaged subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. For these cases settlements were agreed or there are judicial rulings.

36. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,974 (R$7,974 in 12/31/03) is derived from plans sold prior to the issue of the administrative rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

37. EARNING BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operational income, is as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
OPERATING INCOME	(83,925)	(97,906)	(80,594)	(96,917)
FINANCIAL EXPENSES, NET	382,893	451,343	380,795	448,472
DEPRECIATION	584,630	520,329	589,384	520,599
AMORTIZATION OF GOODWILL IN AQUISITION OF INVESTIMENTS(1)	-	-	9,594	-
EBITDA	883,598	873,766	899,179	872,154

NET OPERATING INCOME	2,068,832	1,883,036	2,075,295	1,873,658

MARGIN EBITDA	42.7%	46.4%	43.3%	46.5%

(1) It does not include the amortization of special goodwill from incorporation recorded in the deferred charges, in the permanent assets, whose amortization expense compose the nonoperating income.

38. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around twenty years.

Contracting of financing

On March 24 2004, the Company signed a contract for financing with a syndicate of Japanese banks led by Sumitomo Mitsui Banking Corporation - SMBC, with guarantees from the Japan Bank for International Cooperation - JBIC. The effects of this contracting was entered in the accounting records after the closing of the quarter, and coincided with the receipt of the funds on April 30 and May 3, 2004. The contracted amount, destined for financing the Company’s investments, was ¥ 21,572,000,000.00 (Twenty-one billion, five hundred and seventy-two million Japanese yen), corresponding to the credited amount of R$577,240. The grace period is for two years and amortization will occur in 10 consecutive, half-yearly payments, with the first payment falling due on September 24, 2006 and the last on March 24, 2011. Remuneration is the Iene six-month LIBOR plus interest at 1.92% p.a. Payment of interest is six-monthly, always falling due on September 24 and March 24 of each year.

39. SUBSEQUENT EVENT

Acquisition of MTH do Brasil Ltda. and of Vant Telecomunicações S.A.

On January 20, 2004, the company manifested before the MetroRED Telecommunications Group Ltd. and FTT Ventures, Limited (“FTT”), and also before Aescom Sul Ltda., its intention to exercise its options to purchase the remaining capital, respectively, of MTH do Brasil Ltda. (“MTH”), the titleholder of 99.9% of the capital of MetroRED Telecomunicações Ltda. (“MetroRED Brasil”) and of Vant Telecomunicações S.A. (“Vant”), companies in which the company had already acquired 19.9% of the capital.

The transfers of control of MetroRED Brasil and of Vant to Companhia were approved respectively in meetings of the Council of Directors of ANATEL, held on April 28 and May 5, 2004.

Thus, MetroRED and FTT, through the signing of the competent instruments, transferred to the company on May 13, 2004, the quotas representing 80.1% of the capital of MTH and 01 (one) quota of MetroRED Brasil, receiving in consideration thereof the price of US$51,000,000.00 (fifty-one million US dollars). Similarly, Aescom, through the signing of the competent instruments, transferred to the Company on May 13, 2004, the shares representing 80.1% of the capital of Vant, receiving in consideration thereof the price of R$15,575. With the conclusion of these transactions, Brasil Telecom S.A. became, directly and indirectly, the titleholder of the total capital of MTH and, consequently, of MetroRED Brasil, and also of the total capital of Vant.

MetroRED Brasil is a provider of services for the private telecommunications network through optical fiber digital networks, with 343 kilometers of local network in São Paulo, Rio de Janeiro and Belo Horizonte and 1,485 kilometers of long distance network connecting these major cosmopolitan commercial centers. It also owns an Internet Solutions Center, which offers co-location, hosting and added-value services.

Vant is a service provider company for corporate networks, founded in 1999. Initially focused on a TCP/IP network, Vant started in Brazil with a network 100% based on this technology. Vant operates throughout Brazil, and is present in the main Brazilian state capitals, offering a broad portfolio of voice and data products.

The above mentioned acquisitions are founded on the strategy for expansion by Brasil Telecom S.A. outside Region II, due to its positioning in the corporate market, its focus on data transmission services and on the complementation of its networks with the Brasil Telecom S.A.

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2004	4 - 12/31/2003
1	TOTAL ASSETS	15,996,236	15,326,004
1.01	CURRENT ASSETS	5,155,207	3,985,525
1.01.01	CASH AND CASH EQUIVALENTS	2,343,529	1,465,765
1.01.02	CREDITS	1,922,238	1,859,713
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,922,238	1,859,713
1.01.03	INVENTORIES	7,461	8,042
1.01.04	OTHER	881,979	652,005
1.01.04.01	LOANS AND FINANCING	2,439	2,446
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	640,082	501,281
1.01.04.03	JUDICIAL DEPOSITS	117,979	40,367
1.01.04.04	OTHER ASSETS	121,479	107,911
1.02	NONCURRENT ASSETS	1,229,696	1,363,061
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	8,326	6,965
1.02.02.01	FROM ASSOCIATED COMPANIES	8,326	6,965
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,221,370	1,356,096
1.02.03.01	LOANS AND FINANCING	7,705	7,513
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	598,186	736,367
1.02.03.03	JUDICIAL DEPOSITS	403,049	417,610
1.02.03.04	INVENTORIES	16,815	19,053
1.02.03.05	OTHER ASSETS	195,615	175,553
1.03	PERMANENT ASSETS	9,611,333	9,977,418
1.03.01	INVESTMENTS	278,247	286,418
1.03.01.01	ASSOCIATED COMPANIES	97,485	97,485
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	180,762	188,933
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,703,245	9,045,955
1.03.03	DEFERRED CHARGES	629,841	645,045

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2004	4 - 12/31/2003
2	TOTAL LIABILITIES	15,996,236	15,326,004
2.01	CURRENT LIABILITIES	4,539,446	3,957,807
2.01.01	LOANS AND FINANCING	574,350	572,139
2.01.02	DEBENTURES	1,382,216	1,418,137
2.01.03	SUPPLIERS	1,052,505	935,656
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	480,734	461,878
2.01.04.01	INDIRECT TAXES	475,055	439,215
2.01.04.02	TAXES ON INCOME	5,679	22,663
2.01.05	DIVIDENDS PAYABLE	449,257	247,242
2.01.06	PROVISIONS	358,210	76,531
2.01.06.01	PROVISION FOR CONTINGENCIES	330,188	48,509
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	28,022
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	242,174	246,224
2.01.08.01	PAYROLL AND SOCIAL CHARGES	62,233	61,550
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	72,976	51,747
2.01.08.03	EMPLOYEE PROFIT SHARING	34,485	49,006
2.01.08.04	OTHER LIABILITIES	72,480	83,921
2.02	LONG-TERM LIABILITIES	4,887,790	4,693,915
2.02.01	LOANS AND FINANCING	2,194,440	1,735,563
2.02.02	DEBENTURES	910,000	910,000
2.02.03	PROVISIONS	833,709	1,128,304
2.02.03.01	PROVISION FOR CONTINGENCIES	364,744	650,236
2.02.03.02	PROVISION FOR PENSION PLAN	468,965	478,068
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	949,641	920,048
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,862	7,871
2.02.05.02	SUPPLIERS	1,574	860
2.02.05.03	INDIRECT TAXES	624,537	583,194
2.02.05.04	TAXES ON INCOME	27,225	27,005
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	223,495	211,847
2.02.05.06	OTHER LIABILITIES	59,974	81,297
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	11,476	11,431
2.04	MINORITY INTERESTS	1	7
2.05	SHAREHOLDERS’ EQUITY	6,557,523	6,662,844
2.05.01	CAPITAL	3,401,245	3,373,097
2.05.02	CAPITAL RESERVES	1,496,805	1,524,953
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	273,244	273,244
2.05.04.01	LEGAL	273,244	273,244
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,386,229	1,491,550

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2004 TO 03/31/2004	4 - FROM 01/01/2004 TO 03/31/2004	5 - FROM 01/01/2003 TO 03/31/2003	6 - FROM 01/01/2003 TO 03/31/2003
3.01	GROSS REVENUE	2,908,844	2,908,844	2,609,267	2,609,267
3.02	REVENUE DEDUCTIONS	(833,549)	(833,549)	(735,609)	(735,609)
3.03	NET REVENUE	2,075,295	2,075,295	1,873,658	1,873,658
3.04	COST OF SERVICES RENDERED	(1,337,258)	(1,337,258)	(1,184,694)	(1,184,694)
3.05	GROSS PROFIT	738,037	738,037	688,964	688,964
3.06	OPERATING INCOME (EXPENSES)	(818,631)	(818,631)	(785,881)	(785,881)
3.06.01	SELLING EXPENSES	(221,473)	(221,473)	(175,170)	(175,170)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(225,479)	(225,479)	(169,460)	(169,460)
3.06.03	FINANCIAL	(380,795)	(380,795)	(448,472)	(448,472)
3.06.03.01	FINANCIAL INCOME	100,122	100,122	74,494	74,494
3.06.03.02	FINANCIAL EXPENSES	(480,917)	(480,917)	(522,966)	(522,966)
3.06.04	OTHER OPERATING INCOME	350,398	350,398	58,602	58,602
3.06.05	OTHER OPERATING EXPENSES	(341,282)	(341,282)	(51,381)	(51,381)
3.06.06	EQUITY IN SUBSIDIARIES	0	0	0	0
3.07	OPERATING INCOME (LOSS)	(80,594)	(80,594)	(96,917)	(96,917)
3.08	NONOPERATING INCOME (EXPENSES)	(40,241)	(40,241)	(40,162)	(40,162)
3.08.01	REVENUES	6,535	6,535	15,947	15,947
3.08.02	EXPENSES	(46,776)	(46,776)	(56,109)	(56,109)
3.09	INCOME (LOSS) BEFORE TAXES/ PROFIT SHARING	(120,835)	(120,835)	(137,079)	(137,079)
3.10	INCOME AND SOCIAL CONTRIBUTION TAXES	27,630	27,630	38,922	38,922
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PARTICIPATIONS/ CONTRIBUTIONS	(12,122)	(12,122)	(9,732)	(9,732)
3.12.01	PARTICIPATIONS	(12,122)	(12,122)	(9,732)	(9,732)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	238,100	238,100	246,200	246,200
3.14	MINORITY INTERESTS	6	6	0	0
3.15	NET INCOME FOR THE PERIOD	132,779	132,779	138,311	138,311
	NUMBER OF SHARES, EX-TREASURY STOCK (THOUSAND)	544,418,060	544,418,060	539,991,129	539,991,129
	EARNINGS PER SHARES	0.00024	0.00024	0.00026	0.00026
	LOSS PER SHARES

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT - 1st QUARTER 2004

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 in these quarterly information

Operating performance

Plant

OPERATING DATA	1Q04	4Q03	1Q04/4Q03 (%)

Lines Installed (Thousand)	10,701	10,686	0.1
Additional Lines Installed (Thousand)	14	9	60.0

Lines in Service - LES (Thousand)	9,724	9,851	(1.3)
- Residential	6,988	7,166	(2.5)
- Non-residential	1,469	1,566	(6.2)
- Public Telephones - TUP (Thousand)	296	296	-
- Prepaid	282	266	5.8
- Other (includes Trunks)	689	557	23.9
Additional Lines in Service (Thousand)	(127)	42	N.A

Average Lines in Service - LMES (Thousand)	9,787	9,830	(0.4)

Density of Terminals in Service/100 Inhabitants	23.1	23.4	(1.3)
Public Telephones - TUP (Thousand)	7.0	7.0	(0.1)
Density of Public Telephones - TUP/100 Lines Installed	2.8	2.8	(0.2)

Utilization Rate (in Service/Installed)	90. 9%	92.2%	(1.3)

Digitalization Rate	99. 5%	99.0%	0.5p.p.

ADSL Lines in Service (Thousand)	325	282	15.3

Lines Installed	In the 1Q04, Brasil Telecom installed 14.2 thousand lines, ending the quarter with 10.7 million terminals. In relation to 1Q03, the plant registered an increase of 92.5 thousand lines.

Lines in Service

Plant in service totaled 9.7 million lines in the 1Q04. In this quarter, the Company started a process of delinquent line detailing, disconnecting 150 thousand lines which have no prospect of returning to the active base in the medium term. Therefore, the utilization rate was reduced to 90.9%. This process will remain strictly operative throughout the next quarters.

ADSL	Brasil Telecom practically doubled its ADSL accesses in service in just a year, reaching 324.9 thousand accesses at the end of 1Q04.

Goals

Quality Goals

On February and March 2004, Brasil Telecom accomplished all of the quality goals predicted in the General Plan of Quality Targets established by Anatel in relation to the offering of switched fixed telephony service, in long-distance and local segments.

During January 2004, Brasil Telecom did not reach two quality targets due to problems in the network routes of some mobile carriers, causing a loss of calls due to traffic jams, which contributed to the failure in meeting the call completion target.

Universalization Goals	At a meeting held by Anatel’s Board of Directors on January 14 and 15, 2004, Brasil Telecom received approval for the achievement of the universalization targets.

Following the approval, Brasil Telecom started to offer inter-regional and international long-distance services on January 22, 2004. In relation to the Personal Communication Service (PCS), Anatel authorized Brasil Telecom to use the radio-frequency for its mobile operation.

Traffic

OPERATING DATA	1Q04	4Q03	1Q04/4Q03 (%)

Exceeding Local Pulses (Million)	2,586	2,927	(11.7)

Domestic Long Distance Minutes (Million)	1,534	1,559	(1.7)

Fixed-Mobile Minutes (Million)	1,037	991	4.7

Exceeding Pulses/ Average LIS/Month	88.1	99.3	(11.3)
DLD Minutes/Average LIS/Month	52.2	52.9	(1.2)
Fixed-Mobile Minutes/Average LIS/Month	35.3	33.6	5.1

Exceeding Local Pulses	Due to the typical seasonal effect in the first quarter of every year, the local traffic dropped 11.7, influenced by:

• The fewer business days in the quarter (62 days in the 1Q04 against 65 days in the 4Q03);

• The economic slowdown noted in the period, which affects the purchase power and the level of confidence of the consumers;

• The effects of aggressive promotions to sell pre-paid phones during Christmas time.

It is worth noting that, as those credits end, the negative impact on local traffic decreased. Starting in March, this effect was no longer noted.

DLD Traffic

In the 1Q04, Long-Distance Traffic (LD) decreased 1.7% in comparison with the previous quarter. Even though the volume of traffic is lower, as a result of the seasonal effect and economic slowdown, Brasil Telecom increased its share in the long-distance market. This increase was leveraged by the launch of the inter-regional and international long-distance service operation.

DLD Market Share	In just two months of operation, Brasil Telecom gained a 26.5% market share in the inter-regional segment and a 15,0% market share in the international segment.

Leveraged by the success of the campaigns developed for the inter-regional and international service operation, the LD market share of Brasil Telecom increased by 1.8 p.p. in intra-regional and 0.4 p.p. in the intra-sector segment. In the intra-sector segment, market share reached 89.9% in the 1Q04, while in the intra-regional segment, Brasil Telecom reached 77.8%.

Traffic Inter-Networks	Inter-networks traffic grew 4.7% in the 1Q04, mainly due to the increase of 7.4% in mobile plant of Region II.

Of the total inter-network traffic, 84.7% refers to VC-1 calls, 12.1% to VC-2 calls and 3.2% to VC-3 calls. There was an increase of VC-2 traffic, which rose its share from 6.7% in the 4Q03 to 12.1% in the 1Q04, while the VC-3 rose its share from 1.6% in the 4Q03 to 3.2% in the 1Q04, resulting from the increase of mobile long-distance calls with CSC 14.

Tariffs

Higher Justice Court Decision keeps IPCA Adjustment

The last decision of Higher Justice Court in relation to the rate readjustment did not alter the current situation in relation to the percentages granted and applied on June 29, 2003. It is worth mentioning that the merit of the question has not yet been judged.

Inter-network Adjustment	Anatel authorized, on February 9, 2004, the fixed-mobile tariff adjustments. The average adjustments were 6.99% and 9.17% for VC and VU-M tariffs, respectively.

Subsidiaries

Brasil Telecom Celular

The Board of Anatel approved, at a meeting held on January 14, 2004, the accomplishment of the universalization targets of Brasil Telecom. Thus, Brasil Telecom Celular was authorized to operate is PCS license. . This authorization was published in the Federal Official Journal on January 19, 2004

The coverage was scaled giving priority to the regions with higher GDP and it will be expanded to the other locations over the next months. By exceeding the targets specified by Anatel, in December 2003, Brasil Telecom Celular already covered at least 50% of the metropolitan area of all 10 capital cities within Region II, with 146 installed BTSs. Brasil Telecom Celular estimates to cover, by the beginning of the second half of 2004, at least 345 locations, by offering top quality mobile telephony to these locations.

At the completion of this project, Brasil Telecom Celular will offer to its future subscribers a coverage which is broader than that of Band B in certain regions, becoming the largest GSM coverage in Region II.

In order to reach these objectives, R$54.4 million were invested in the 1Q04, totaling R$163.6 million in investments since the beginning of the project.

Nowadays, Brasil Telecom Celular counts on approximately 16 thousand clients, which resulted from the “Our Cellphone” (Nosso Celular) project, when Brasil Telecom’s employees, their families and friends were able to acquire cell phones in special financing conditions.

The main platforms that will be used to provide the mobile service (prepaid service, voice mail, short messages - SMS, multimedia messages - MMS, other data service platforms - WAP, OTA, Middleware and anti-fraud) are already being implemented and integrated into the other systems and platforms of Brasil Telecom.

Financial performance

Revenues

Local Service	Gross revenue from local service, not including VC-1, hit R$1,116.9 million in the 1Q04, 5.0% higher than the amount registered in 1Q03.

Gross revenue from activation fee totaled R$9.1 million in the 1Q04, This performance is a result of the 404.8 thousand lines activated in the quarter.

Gross revenue from basic subscription reached R$747.1 million in the quarter, a reduction of 0.2% in relation to R$748.6 million registered in the 4Q03. This variation is explained mainly by the reduction of 0.4% in the average lines in service.

Gross revenue from measured service totaled R$336.4 million in the 1Q04, a reduction of 11.2% in relation to 4Q03, basically due to the reduction of 0.4% in the average lines in service and to the drop of 11.7% in local traffic.

Public Telephony	Gross revenue from public telephony reached R$108.2 million in the 1Q04, a 6.3% reduction in comparison with 4Q03.

Domestic Long Distance

Gross revenue from long-distance calls, not including VC-2 and VC-3, reached R$382.2 million in the 1Q04, representing an 1.3% increase in comparison to 4Q03 due to the beginning of CSC 14 use in inter-regionals and international calls.

In the 1Q04, revenue from inter-regional DLD hit R$21.3 million, while the revenue from ILD totaled R$5.7 million.

Inter-Network

Gross revenue from inter-network (VC-1, VC-2 and VC-3) calls reached R$702.1 million in the 1Q04, a 14.4% increase in relation to 4Q03, reflecting the increase of mobile long-distance calls using the CSC 14 and the increase of mobile plant in Region II.

The operation of CSC 14 in the calls originated from cell phones contributed with revenue of R$78.5 million in the 1Q04, against R$37.4 million in the 4Q03.

Interconnection	In the 1Q04, gross revenue from interconnection dropped 11.4% in comparison with 4Q03. This variation is explained by the increase of Brasil Telecom market share in the long-distance segments.

Lease of Means	In the 1Q04, gross revenue from lease means reached R$55.1 million, 9.6% inferior than the R$60,9 million registered in the 4Q03.

Data Communication	In the 1Q04, gross revenue from data communication reached R$220.5 million, stable in relation to the previous quarter.

Data communication revenues increased 2% in the 1Q04, excluding internet dial-in traffic, considering the negative effect of the seasonality in the internet utilization during the two first months of the year.

A year ago, gross revenue from data communication represented 5.4% of total revenue, while in the 1Q04 this segment represented 7.6% of total gross revenue.

Supplementary and Value-Added Services	Gross revenue from supplementary and value-added services increased 6.0% in the 1Q04, in comparison with the previous quarter, totaling R$96.5 million.

In March 2004 there was 6.0 million activated intelligent services, against 5.7 million in December 2003.

Other Revenues	In the 1Q04, other revenues reached R$36.3 million, representing a reduction of 8.3% in relation with the 4Q03, wich was R$39.6.

Gross Revenue Deductions	Revenue Deductions Gross revenue deductions reached R$833.5 million in the 1Q04, representing 28.7% of gross revenue in the quarter, against 28.5% in the 4Q03.

Net Operating Revenue/Average LIS/month	Net operating revenue/Average LIS/month was R$70.7 in the 1Q04, against R$65.5 in the 1Q03, a 7.9% increase.

Costs and Expenses

Costs and Operating Expenses	Operating costs and expenses totaled R$1,775.1 million in the 1Q04, against R$1,999.8 million in the previous quarter.

Cash cost (operating costs and expenses excluding depreciation, amortization, provisions and losses) was R$1,066.0 million in the 1Q04, a reduction of 1.7% in relation to the R$1,084.2 million registered in the 4Q03.

Number of Employees

At the end of 1Q04, 5,206 employees were working in fixed telephony operation at Brasil Telecom, against 5,189 in the previous quarter. This increase is a result of the 153 admissions and 136 dismissals which occurred in the period.

Brasil Telecom Celular ended 1Q04 with 265 employees, against 71 in the 4Q03, reflecting the structure period for the launching of this product.

Personnel	Personal costs and expenses reached R$94.1 million, a reduction of 34.9% in relation to the previous quarter.

Costs and expenses with personnel in the 4Q03, excluding the amount referent to the profit share of the employees (R$46.3 million), would have been R$98.3 million. Therefore, costs and expenses with personnel in the 1Q04 registered a drop of 4.2% in relation to 4Q03, excluding the effects of the employee profit share.

Productivity	At the end of 1Q04, productivity in fixed telephony was 1,868 LIS/employee, against 1,898 in the previous quarter.

Subcontracted services	Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$361.3 million in the 1Q04, a 0.6% reduction in relation to the previous quarter.

Depreciation and Amortization

Costs and expenses for depreciation and amortization totaled R$599.0 million in the 1Q04, an 18.6% increase in comparison to 4Q03. Considering the stage of technological advance of the telecommunication equipment, Brasil Telecom decided to alter the depreciation rates of a few items to better reflect their respective useful life.

Interconnection	Interconnection costs totaled R$496.2 million in the 1Q04, an increase of 7.6% in relation to the previous quarter

Advertising & Marketing	Expenses with advertising & marketing totaled R$24.1 million in the 1Q04, 14.9% less than the previous period. Reflecting mainly the 9.17% readjustment in VU-M, authorized by Anatel in February 2004.

PCCR/ROB

The ratio of Losses with Accounts Receivable (PCCR) with gross revenue in the 1Q04 was 3.0%, a 0.5 p.p. reduction in relation to 4Q03. PCCR totaled R$87.7 million in the 1Q04. The co-billing with mobile carriers results in a delinquency percentage above the average for other segments in which the Company operates, and also the economic slowdown in the period.

Accounts Receivable	In the 1Q04, gross accounts receivable registered an increase of R$56.2 million in relation to 4Q03.

Accounts receivable in the 1Q04 increased as a result of Brasil Telecom’s operation with CSC 14, in the inter-regional and international segments and due to the increase of calls originated from mobile phones using the CSC 14 and to the readjustment of fixed-mobile tariffs.

By deducting allowance for doubtful accounts worth at R$176.7 million, Brasil Telecom’s net receivable accounts totaled R$1,922.2 million at the end of 1Q04.

EBITDA

EBITDA of R$899.2 million	Brasil Telecom’s EBITDA was R$899.2 million in the 1Q04, 3.1% above the one registered in the 1Q03.

EBITDA Margin	In the 1Q04, Brasil Telecom’s EBITDA margin reached 43.3%.

EBITDA/Average LIS/month	In the 1Q04, EBITDA/Average LIS/month reached R$30.6, 0.4% higher than the amount registered in 1Q03.

Financial Result

Financial Result	In the 1Q04, Brasil Telecom registered a negative net financial result excluding Interest on Shareholders’ Equity of R$142.7 million, 28.0% better than the amount registered in the 4Q03.

Interest on Shareholders’ Equity

Interest on Shareholders’ Equity (JSCP) of R$238.1 million registered in the financial result of 1Q04 refer to the credits related to 2004, as approved in Brasil Telecom S.A. Board of Directors on December 12, 2003.

Non operating Result

Amortization of Reconstituted Goodwill

In the 1Q04, Brasil Telecom amortized R$31.0 million in reconstituted goodwill referent to the acquisition of CRT (without affecting the cash flow and the distribution of dividends), recorded for as non-operating expenses.

Indebtness

Total Debt	At the end of March 2004, the total consolidated debt of Brasil Telecom was R$5.1 billion, 9.2% higher than the amount registered in the 4Q03.

This increase was due to the issuance of a 10-year bond by Brasil Telecom worth at US$200 million, which bears coupon of 9.375% p.a. The interest will be paid every six months and the principal will be paid in February 2014. This transaction was the first issuance of Brasil Telecom in the international market and counts on the Political Risk Insurance (PRI) issued by the Overseas Private Investment Corporation (OPIC), an institution whose obligations are assured and honored by the US Government.

Average Cost of Debt	The consolidated debt of Brasil Telecom had an average accumulated cost of 15.5% p.a.

Net Debt

Net debt totaled R$2,717.5 million, a 14.3% drop in relation to December 2003. Excluding the interco and the private debenture with the holding company, the net debt at the end of December was R$1,297.4 million.

Financial Leverage	On March 31, 2004 Brasil Telecom’s financial leverage represented by the ratio of its net debt (excluding the debt with the holding company), was equal to 19.8%, against 25.1% in December.

Investments

R$ Millions
Investments in the Permanent Assets	1T04	4T03	1T04/4T03 (%)
NETWORK Expansion	95,0	159,0	(40,3)
- Conventional Telephony	45,0	62,7	(28,2)
- Transmission Backbone	5,3	5,4	(2,8)
- Data Network	41,0	61,2	(33,1)
- Intelligent Network	0,9	19,8	(95,6)
- Network Management Systems	0,3	7,6	(95,9)
- Other Investments on Net Expansion	2,5	2,3	11,7
NETWORK OPERATION	50,2	68,2	(26,4)
PUBLIC TELEPHONY	0,5	0,2	217,9
INFORMATION TECHNOLOGY	40,0	81,8	(51,1)
EXPANSION PERSONNEL	21,0	18,5	13,7
OTHER	10,3	22,9	(55,2)
SUBTOTAL	217,0	350,6	(38,1)
EXPANSION FINANCIAL EXPENSES	-	(0,2)	N.A.
TOTAL	217,0	350,4	(38,1)

Investments in Permanent Assets	Investments in fixed telephony by Brasil Telecom S.A. totaled R$217.0 million in the 1Q04, 38.1% lower than the amount registered in the previous quarter.

The mobile telephony investments totaled R$54.4 million throughout 1Q04, 12.1% above the ones observed in the 4Q03.

Cash Flow

Operating Cash Flow in the 1Q04 was R$766.5 million	The operating generation of Brasil Telecom reached R$766.5 million in the 1Q04, surpassing by 10.5% the amount registered in the 1Q03.

By deducting from the operating activities generation, the flow of investments for the period in the amount of R$153.6 million, net operating generation of Brasil Telecom reached R$612.8 million in the period, against R$268.2 million in 1Q03.

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

The information for the period ended April 30, 2004 and 2003 were not reviewed by independent auditors.

In attention to the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 04/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	247,276,148,963	99.07	122,781,762,107	40.91	370,057,911,070	67.32
Management
Board of Directors	197	0.00	1,137,323,495	0.38	1,137,323,692	0.21
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	-	-	418,154	0.00
Treasury Stock	-	-	4,981,399,073	1.66	4,981,399,073	0.91
Other Shareholders	2,320,482,189	0.93	171,217,810,453	57.05	173,538,292,642	31.56
Total	249,597,049,542	100.00	300,118,295,401	100.00	549,715,344,943	100.00
Outstanding Shares in the Market	2,320,900,579	0.93	172,355,134,221	57.43	174,676,034,800	31.78

As of 04/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	242,674,694,326	97.23	126,680,786,512	42.86	369,355,480,838	67.75
Management
Board of Directors	111,476,859	0.04	3,567,720,226	1.21	3,679,197,085	0.67
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	-	-	-	-	-	-
Treasury Stock	-	-	5,175,010,503	1.75	5,175,010,503	0.95
Other Shareholders	6,810,878,318	2.73	160,145,572,884	54.18	166,956,451,202	30.63
Total	249,597,049,542	100.00	295,569,090,398	100.00	545,166,139,940	100.00
Outstanding Shares in the Market	6,922,355,216	2.77	163,713,293,383	55.39	170,635,648,599	31.30

2. SHAREHOLDERS’ HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 04/30/2004)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	247,276,048	99.07	112,517,051	37.49	359,793,099	65.45
Treasury Shares	-	-	-	-	4,981,399	1.66	4,981,399	0.91
Other	-	-	2,321,002	0.93	182,619,845	60.85	184,940,847	33.64
Total	-	-	249,597,050	100.00	300,118,295	100.00	549,715,345	100.00

Distribution of the Capital from Parent to individuals level

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	71,830,504	53.59	3,491,253	1.54	75,321,757	20.92
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.15	7,840,963	3.47	14,736,645	4.09
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	53,824,702	40.16	214,675,537	96.99	268,500,239	74.58
Total	-	-	134,031,688	100.00	226,007,753	100.00	360,039,441	100.00

Solpart Participações S.A.

In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,635	19.00	1,239,982	62.00	1.433,617	47.48
Telecom Italia International N.V.(*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	18	-	-	-	18	-
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00
(*) Former Stet International Netherlands

Timepart Participações Ltda.

In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.

In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.

In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.

In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.

In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total	-	-	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

Invitel S.A.

In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	66,017,486	6.66	-	-	66,017,486	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	23,573,621	2.38	-	-	23,573,621	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	378,289	0.04	-	-	378,289	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	37,318,069	3.77	-	-	37,318,069	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	190,852,386	19.27	-	-	190,852,386	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	671,848,888	67.82	-	-	671,848,888	67.82
CVC/Opportunity Equity Partners LP	-	British	202,255	0.02	-	-	202,255	0.02
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	280,316	0.02	-	-	280,316	0.02
Opportunity Fund	-	British	49,550	0.01	-	-	49,550	0.01
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Priv FIA	02.559.662-0001/21	Brazilian	25,219	0.005	-	-	25,219	0.005
Tele FIA	02.597.072.0001/93	Brazilian	25,219	0.005	-	-	25,219	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	-	-	-	1	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	-	-	-	1	-
Lênin Florentino de Faria	203.561.374-49	Brazilian	2	-	-	-	2	-
Total	-	-	990,571,311	100.00	-	-	990,571,311	100.00
(*) Former Opportunity Paramirim Ltda.

Opportunity Zain S.A.

In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	335,488,153	45.45	-	-	335,488,153	45.45
CVC/Opportunity Equity Partners LP	-	British	310,773,165	42.10	-	-	310,773,165	42.10
Opportunity Fund	-	British	71,934,343	9.75	-	-	71,934,343	9.75
Priv FIA	02.559.662.0001/21	Brazilian	17,611,010	2.39	-	-	17,611,010	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2,304,359	0.31	-	-	2,304,359	0.31
Tele FIA	02.597.072-0001/93	Brazilian	6,010	-	-	-	6,010	-
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	1	-	-	-	1	-
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Verônica Valente Dantas	262.853.205-00	Brazilian	400	-	-	-	400	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	60	-	-	-	60	-
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	1	-	-	-	1	-
Daniel Valente Dantas	063.917.105-20	Brazilian	1	-	-	-	1	-
Eduardo Penido Monteiro	094.323.965-68	Brazilian	287	-	-	-	287	-
Total	-	-	738,117,800	100.00	-	-	738,117,800	100.00
(*) Former Opportunity Paramirim Ltda.

17.01 - LIMITED REVIEW REPORT

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended March 31, 2004, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brasil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

April 30, 2004

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	3
01	02	ADRESS OF COMPANY HEADQUARTERS	3
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	3
01	04	REFERENCE/AUDITOR	3
01	05	COMPOSITION OF PAID CAPITAL	3
01	06	COMPANY’S CHARACTERISTICS	4
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	4
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	4
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	4
01	10	MARKET RELATIONS DIRECTOR	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	6
03	01	QUARTERLY STATEMENT OF INCOME	8
04	01	NOTES TO THE QUARTERLY REPORT	10
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	47
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	48
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	49
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	51
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	53
16	01	OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT (NOT REVIEWED)	61
17	01	LIMITED REVIEW REPORT	64

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer